FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated January 27, 2005,

2.

Interim Financial Statements for the Period Ended November 30, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 3, 2005

By:“James G. Stewart”

       James G. Stewart

Its:  Secretary

       (Title)

February 3, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

January 27, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

SÉNÉGAL GOLD PROJECT UPDATE

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that since being awarded the 230 square kilometre Sabodala Property in October 2004 following an international open tender process, it has been negotiating with the Sénégalese Ministry of Energy and Mines to settle the detailed terms of the Mining Convention governing the exploration concession for the Sabodala Property.  Negotiations were completed this week and Oromin expects the formal signing ceremony for the Mining Convention to take place in Dakar in mid February.  Oromin will begin exploration at Sabodala as soon as possible following the signing ceremony.

Oromin’s Sabodala Property surrounds the 20 square kilometre exploitation concession recently awarded to Mineral Deposit Limited (“MDL”), an Australian public company whose shares are listed on the Australian Stock Exchange.

Following the award of the exploration concession, Oromin completed a QuickBird High Resolution Satellite imagery survey of the Sabodala area.  This will be followed by airborne geophysics, ground geophysics (including magnetics and induced polarization), regional and detailed geochemistry surveys, prospecting, geological and structural mapping, manual and mechanical trenching and extensive drilling, beginning with drilling on the Golouma and Kobokoto prospects in the vicinity of previous BRGM trenching and at the extension of the Sabodala South deposit as soon as possible after the commencement of exploration.

Oromin’s Sabodala Property is underlain by an approximately 22 kilometre extent of the Mali-Sénégal Shear Zone System, a 5 kilometre-wide north-easterly trending structural zone that hosts all the known mineralised showings and deposits in the Sabodala region.  These include the Sabodala and Sabodala South deposits of MDL (see MDL’s news release of October 25, 2004).  MDL’s Sabodala South deposit (which Oromin referred to as the Sabodala Village deposit in its news release of October 20, 2004) is very near the south boundary of MDL’s concession and Oromin believes that the deposit’s mineralization extends on to Oromin’s concession.  In addition to the extension of the Sabodala South deposit mineralisation, Oromin’s exploration concession hosts six other significant gold prospects (see Oromin’s news release of October 25, 2004).  The presence of these prospects and the approximate 22 kilometre extent of the Mali-Sénégal Shear Zone gives Oromin’s Sabodala Property significant exploration potential.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NIne months ended November 30, 2004

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2004.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	November 30, 2004	February 29, 2004
ASSETS

Current
Cash and cash equivalents	$ 747,645	$ 515,795
Receivables	12,833	7,670
Receivables – cost recovery (Note 4b)	131,176	-
Prepaid expenses and deposits	7,479	4,872
	899,133	528,337

Equipment	6,801	5,294
Resource properties and deferred costs (Note 4)	2,020,451	2,310,978
Performance bond – restricted cash	129,754	146,071
	$ 3,056,139	$ 2,990,680

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 303,956	$ 291,002

Shareholders’ equity
Capital stock (Note 5)
Authorized
100,000,000 common shares without par value
25,741,308 common shares (February 29, 2004 – 21,195,308)	11,647,498	11,010,280
Share subscriptions (Note 5)	-	330,000
Contributed surplus (Note 5)	250,386	122,568
Deficit	(9,145,701)	(8,763,170)
	2,752,183	2,699,678
	$ 3,056,139	$ 2,990,680

Nature of operations and going concern (Note 1)

Subsequent events (Note 11)

Approved by the Board

“Chet Idziszek”        Director

                             “James G. Stewart”          Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Nine Months Ended November 30, 2004	Nine Months Ended November 30, 2003
EXPENSES
Amortization	$ 750	$ 524	$ 1,495	$ 1,572
Filing and transfer agent fees	2,095	1,103	12,820	13,623
Office and rent	24,149	7,455	51,823	30,343
Professional fees	3,284	-	31,201	19,571
Shareholder information	36	-	2,234	6,344
Stock-based compensation (Note 6)	67,640	-	127,818	-
Travel and public relations	3,174	-	11,563	5,758
Wages and benefits	5,494	5,011	16,483	14,791
	(106,622)	(14,093)	(255,437)	(92,002)

OTHER INCOME (EXPENSE)
Interest income	3,192	989	7,778	3,533
Foreign exchange loss	(90,105)	(14,235)	(134,872)	(46,971)
	(86,913)	(13,246)	(127,094)	(43,438)

Loss for the period	(193,535)	(27,339)	(382,531)	(135,440)

Deficit - beginning of period	(8,952,166)	(8,573,655)	(8,763,170)	(8,465,554)

Deficit - end of period	$ (9,145,701)	$ (8,600,994)	$ (9,145,701)	$ (8,600,994)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)

Weighted number of shares outstanding	25,703,505	20,195,308	25,230,385	19,964,730

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Nine Months Ended November 30, 2004	Nine Months Ended November 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (193,535)	$ (27,339)	$ (382,531)	$ (135,440)
Items not affecting cash
Amortization	750	524	1,495	1,572
Foreign exchange loss	13,766	9,570	16,317	20,688
Stock-based compensation	67,640	-	127,818	-
Changes in non-cash working capital items:
Prepaid expenses	(2,607)	-	(2,607)	15,428
Receivables	1,921	289	(5,163)	2,223
Accounts payable and accrued liabilities	(123,566)	(26,835)	12,954	1,784
	(235,631)	(43,791)	(231,717)	(93,745)

CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	7,218	-	307,218	224,409

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	(3,002)	-
Proceeds from sale of interest in Argentina project	-	-	832,680	-
Expenditures on resource properties	(282,739)	(247)	(673,329)	(21,252)
	(282,739)	(247)	156,349	(21,252)
Change in cash and cash equivalents	(511,152)	(44,038)	231,850	109,412

Cash and cash equivalents - Beginning of period	1,258,797	254,301	515,795	100,851

Cash and cash equivalents - End of period	$ 747,645	$ 210,263	$ 747,645	$ 210,263
Supplemental disclosure with respect to cash flows (note 10)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2004

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at November 30, 2004, the Company has working capital of $595,177 (February 29, 2004 - $237,335).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 29, 2004.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Argentina	Sénégal	Total

Balance, February 29, 2004	$ 2,310,978	$ -	$ 2,310,978

Camp/admin costs	-	953	953
Contractors and geologic staff	153,262	366,735	519,997
Cost recovery	-	(131,176)	(131,176)
Land and legal	20,485	29,911	50,396
Local labour-wages	-	7,372	7,372
Proceeds from sale of interest (initial payment)	(832,680)	-	(832,680)
Report and mapping	919	327	1,246
Travel and accommodation	-	93,365	93,365

Balance, November 30, 2004	$ 1,652,964	$ 367,487	$ 2,020,451

a)

Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003, (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.

In April 2003, Cynthia Holdings Limited (“Cynthia”), a wholly-owned subsidiary of the Company, entered into an agreement with The Havana Group, Inc. (“Havana”) whereby Cynthia agreed to sell to Havana an effective 50% interest in the Santa Rosa property owned by Exploraciones Oromin, S.A. (“Oromin, S.A.”) in exchange for US$1,500,000.  This agreement amends previous letter agreements.

The agreement is structured such that Oromin, S.A. will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

In exchange for selling the effective 50% interest, Cynthia will issue to Havana 1,000 common shares, representing 50% of the outstanding voting common shares, for US$1,500,000.  Havana will be issued one common share for every US$1,500 paid.  The agreement provides that the purchase price will be fixed to equivalent Canadian dollars as at July 31, 2002 of approximately $2,376,450.  In addition, Havana will also issue to Irie Isle Limited (“Irie”) 1,000,000 unregistered common shares.  Irie is the parent company of Cynthia.

Havana and Irie have agreed that the operations of Oromin, S.A. will be borne equally by each party pursuant to monthly cash calls which will be structured as subscriptions for additional common shares of Cynthia.  Havana and Irie have also agreed that Irie will be the operator of Oromin, S.A. and have the casting vote on all operating decisions.

A director of the Company became a director of Havana in August 2002.

Cynthia received C$832,680 (US$600,000) towards this agreement during the nine months ended November 30, 2004.

b)

Sénégal

In October 2004, the Company was awarded an exploration concession in Sénégal covering 230 square kilometres known as the Sabodala Project.  The Sabodala Project will be owned by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company as to 43.5%, a private Saudi Arabian investor group as to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.  The exploration concession grants to the OJVG the sole right to acquire a 100% interest in the 230 square kilometre Sabodala Project by spending at least US$8 million on exploration over 22 months.  Under the terms of the OJVG joint venture agreement, the private Saudi group will provide the initial US$3.3 million in exploration expenditures with the Company providing the subsequent US$4.7 million commitment.  In addition, the private Saudi group has a right of first refusal to provide financing, through an equity placement in the Company, up to US$4 million of the Company’s expenditure commitment.  The private Sénégalese investor group holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

The Company will be reimbursed for expenditures of $131,176 incurred on this project.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Number of Shares		Amount	Contributed Surplus

Authorized 100,000,000 common shares without par value

Balance as at February 29, 2004	21,195,308	$ 11,010,280	$ 122,568
For cash pursuant to private placement	3,000,000	448,818	-
For cash on exercise of warrants	1,540,000	187,200	-
For cash on exercise of stock options	6,000	1,200	-
Stock-based compensation (Note 6)	-	-	127,818

Balance as at November 30, 2004	25,741,308	$ 11,647,498	$ 250,386

In March 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $448,818, net of share issue costs of $1,182.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 per share until March 1, 2006.  The Company had received subscription proceeds of $330,000 towards this private placement during the year ended February 29, 2004.

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period entitling the purchase of up to 300,000 and 295,781 common shares at an exercise price of $0.25 and $0.30 per share until March 3, 2009 and October 29, 2009 respectively, was $127,818 which has been recorded in the results of operations as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

3.5 – 3.91%

Expected life

5 years

Annualized volatility

100.23 - 111%

Dividend rate

0%

As at November 30, 2004, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.24	145,000	May 12, 2005
0.20	427,000	September 28, 2005
0.34	191,749	February 8, 2006
0.20	245,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	909,000	January 22, 2009
0.25	300,000	March 3, 2009
0.30	295,781	October 29, 2009

	2,563,530

7.

WARRANTS

As at November 30, 2004, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

2,005,454	$ 0.18	April 1, 2005
1,499,999	0.25	March 1, 2006

3,505,453

8.

RELATED PARTY TRANSACTIONS

a)

During the nine months ended November 30, 2004, the Company incurred professional fees of $92,152 (2003 - $29,046) with companies related by directors in common.

b)

As at November 30, 2004, accounts payable includes $133,034 (February 29, 2004 - $151,823) due to related parties.

c)

The Company received proceeds of $832,680 from a related party pursuant to an agreement to sell a 50% interest in the Santa Rosa Property (Note 4a)).

9.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas as at November 30, 2004:

Senegal	$ 367,487
Argentina	1,652,964
Canada	6,801
$ 2,027,252

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended November 30, 2004, the Company conducted the following non-cash transaction:

a)

Transferred $330,000 to capital stock from share subscriptions on closing the private placement completed March 1, 2004 (Note 5).

b)

Recorded resource property cost recovery covered by account receivable.

During the nine months ended November 30, 2003, there were no significant non-cash transactions.

11.

SUBSEQUENT EVENTS

Subsequent to November 30, 2004, the Company:

a)

Received $26,800 and issued 109,999 common shares pursuant to the exercise of share purchase warrants; and

b)

Received from Surge Global Energy, Inc. (“Surge” formerly the Havana Group Inc.) 1,000,000 common shares of Surge due in respect of Surge’s acquisition of a portion of the 50% interest in the Santa Rosa Property that it can acquire from the Company.  Upon Surge registering the shares for resale in order for them to be free of any and all resale restrictions after May 12, 2005, Surge will be entitled to take delivery of 212,415 shares of Cynthia Holdings Limited which represent an effective 17.52% interest in the Santa Rosa Property.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIOD

ENDED NOVEMBER 30, 2004

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED NOVEMBER 30, 2004

The following discussion and analysis, prepared as of January 25, 2005, should be read together with the interim unaudited consolidated financial statements for the nine month period ended November 30, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 29, 2004 and February 28, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of exploring its resource properties.  At November 30, 2004, the Company’s properties consisted of an oil and gas exploration block known as the Santa Rosa Property located in the Republic of Argentina and a gold exploration concession known as the Sabodala Property located in the Republic of Sénégal.

The Company’s interest in the Santa Rosa Property is subject to an agreement between Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, and The Havana Group Inc. (“Havana”) to sell an effective 50% interest in the Santa Rosa Property to Havana.  Cynthia received US$600,000 during the period and the balance remains owing.  Following the completion of Havana’s purchase of the 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

In October 2004, the Company was awarded an exploration concession by the Government of Sénégal covering 230 square kilometres known as the Sabodala Property.  The Sabodala Property will be owned by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company as to 43.5%, a private Saudi Arabian investor group as to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.  The exploration concession grants to the OJVG the sole right to acquire a 100% interest in the 230 square kilometre Sabodala Property by spending at least US$8 million on exploration over 22 months.  Under the terms of the OJVG joint venture agreement, the private Saudi group will provide the initial US$3.3 million in exploration expenditures with the Company providing the subsequent US$4.7 million commitment.  In addition, the private Saudi group has a right of first refusal to provide financing, through an equity placement in the Company, up to US$4 million of the Company’s expenditure commitment.  The private Sénégalese investor group holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Property on a pro rata basis, or be subject to dilution.  The Company is in the process of finalising the terms of the concession with representatives of the Government of Sénégal.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period:

1.

In March 2004, Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, received US$600,000 from Surge Global Energy, Inc. (“Surge”, formerly The Havana Group Inc.) pursuant to an agreement to sell an effective 50% interest in the Santa Rosa Property to Surge.

2.

In March 2004, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000 pursuant to a non-brokered private placement.  Each unit is comprised of one common share of the Company and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 1, 2006.  The Company had received $330,000 toward this private placement in the year ended February 29, 2004.

3.

In May 2004, the Company issued 1,500,000 common shares pursuant to the exercise of warrants for proceeds of $180,000.

4.

In October 2004, the Company was awarded the exploration concession covering the Sabodala Project discussed above.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002
Total revenues	nil	nil	Nil
Net loss	$297,616	$193,126	$79,385
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)
Total assets	2,990,680	2,444,494	4,581,547
Total long-term liabilities	nil	nil	Nil
Cash dividends	nil	nil	Nil

During the fiscal year ended February 29, 2004, the total assets of the Company increased to $2,990,680 from $2,444,494 as at February 28, 2003, primarily due to funds raised by way of private placement and on the exercise of warrants that generated proceeds of $344,409.  The Company also received $330,000 in share subscriptions pursuant to a private placement that closed March 1, 2004.  The significant increase in loss during the year ended February 29, 2004 compared to the loss for the year ended February 28, 2003 is due to stock-based compensation of $110,518.

During the fiscal year ended February 28, 2003, the total assets of the Company decreased to $2,444,494 from $4,581,547 as at February 28, 2002, due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalised and accumulated in cost centres.  General and administrative costs are expensed in the period in which they are incurred.  The Company follows the fair value method for measuring compensation costs.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company’s largest cash inflow was $832,680 (US$600,000) received from the Havana Group representing the first payment toward the sale of a 50% interest in the Santa Rosa property in Argentina.  The Company's largest cash outflow in the nine month period ended November 30, 2004 was as a result of exploration expenditures of $673,329.  These expenditures consisted of  $498,663 spent on technical due diligence of the Sabodala Project (partially offset by an account receivable of $131,176 due from the Company’s joint venture partner), and $174,666 in expenditures on the Santa Rosa property in Argentina.  Expenditures on the due diligence of the Sabodala Project are comprised of $953 for related administrative costs, $366,735 paid to consulting geologists for assessment of the prospect and guided assistance while in Africa, $29,911 in legal costs related to bid submission, local labour costs of $7,372, report and mapping costs of $327 and $93,365 for travel and accommodation.  Expenditures in Argentina include $153,262 paid to contractors and geological staff, $20,485 for land and legal costs and $919 for report and mapping costs.

Expenses for the nine month period ended November 30, 2004 were $255,437, up from $92,002 for the nine month period ended November 30, 2003.  This increase is primarily due to stock-based compensation of $127,818 recorded on the granting of stock options during the nine month period ended November 30, 2004.  No stock options were granted during the nine month period ended November 30, 2003.  Office and rent costs increased by $21,480 as a result of revised cost sharing arrangements with the companies with which the Company shares office space.  Professional fees increased by $11,630 during the same period due primarily to the costs of auditing the Company’s Argentine subsidiary.

Summary of Quarterly Results

	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004	Three Months Ended February 29, 2004	Three Months Ended November 30, 2003	Three Months Ended August 31, 2003	Three Months Ended May 31, 2003	Three Months Ended February 28, 2003
Total assets	$3,056,139	$3,298,382	$3,342,677	2,990,680	2,616,211	2,641,157	2,629,699	2,444,494
Resource properties and deferred costs	$2,020,451	1,868,888	1,602,392	2,310,978	2,248,519	2,219,044	2,185,635	2,146,303
Working capital (deficiency)	595,177	850,901	1,196,853	237,335	(94,407)	(47,687)	43,493	(103,420)
Shareholders’ equity	2,752,183	2,870,860	2,952,777	2,699,678	2,301,336	2,328,675	2,385,411	2,212,367
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(193,535)	(81,917)	(107,079)	(162,176)	(27,339)	(56,736)	(51,365)	(62,545)
Earnings (loss) per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

Significant changes in key financial data from 2002 to 2004 can be attributed to expenditures on the Santa Rosa property in Argentina and the sale of share capital.  During the nine months ended November 30, 2004, the Company received $832,680 (US$600,000) representing the initial payment towards the sale of a 50% interest in the Santa Rosa property in Argentina significantly increasing working capital and reducing cumulative resource property costs.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and begin exploration of the Sabodala Project.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year and for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	November 30, 2004	February 29, 2004

Working capital	$595,177	237,335
Deficit	(9,145,701)	(8,763,170)

Capital Resources

During the nine month period ended November 30, 2004, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000 pursuant to a non-brokered private placement.  Each unit is comprised of one common share of the Company and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 1, 2006.  The Company had received $330,000 of the proceeds of this private placement in the year ended February 29, 2004.

During the nine month period ended November 30, 2004, the Company also issued 1,540,000 common shares and received proceeds of $187,200 pursuant to the exercise of warrants and issued 6,000 common shares and received proceeds of $1,200, pursuant to the exercise of stock options.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration programs for its Santa Rosa Property and Sabodala Project during the current fiscal year.

Related Party Transactions

During the nine month period ended November 30, 2004, the Company incurred professional fees of $92,152 with companies related by directors in common.  These payments were comprised of $49,761 paid to a director of the Company for geological consulting services and $42,391 accrued or paid to a company controlled by a director and officer of the Company for legal services.

As at November 30, 2004, accounts payable includes $133,034 due to related parties as a result of wages due to an officer of the Company, geological consulting services incurred with a director and legal fees incurred with a company controlled by a director.

The Company’s wholly-owned subsidiary, Cynthia Holdings Limited, received $832,680 from Surge Global Energy, Inc. (“Surge”, formerly The Havana Group Inc.) pursuant to an agreement to sell an effective 50% interest in the Santa Rosa Property to Surge.  At the time that the agreement was entered into, the Company was not related to Surge, however, since the date of the agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Surge and the agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Surge.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, prepaid expenses, deposits and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at November 30, 2004 approximately 96% of cash and cash equivalents is held in US dollars.  The performance bond is 100% US dollars and as at November 30, 2004, approximately 36% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Subsequent Event

Subsequent to the end of the period, the Company received from Surge Global Energy, Inc. (“Surge”, formerly The Havana Group Inc.) 1,000,000 common shares of Surge due in respect of Surge’s acquisition of a portion of the 50% interest in the Santa Rosa Property that it can acquire from the Company.  Upon Surge registering the shares for resale in order for them to be free of any and all resale restrictions after May 12, 2005, Surge will be entitled to take delivery of 212,415 shares of Cynthia Holdings Limited which represent an effective 17.52% interest in the Santa Rosa Property.